UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                            (Amendment No. ________)*

                               Luxtec Corporation
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                         (Title or Class of Securities)

                                   550687 30 5
                                 (CUSIP Number)

                   Victor J. Paci, Esq., Bingham, Dana & Gould
        150 Federal Street, Boston, MA  02110, Tel. No. (617)951-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               October 23, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o .

Check the following box if a fee is being paid with the statement (2). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 9 Pages

   CUSIP No. 550687 30 5    13D   Page  2  of  9  Pages
             -----------               ---    ---
 1      NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Patrick G. Phillipps
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Joint filing pursuant to Rule 13d-1(f)(1) (a) o See Item 5 of the attached Schedule 13D (b) o
 3      SEC USE ONLY


 4      SOURCE OF FUNDS (See Instructions)

          See Item 3 of attached Schedule 13D
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                     o
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                                7         SOLE VOTING POWER

   NUMBER OF                                None
    SHARES                      8         SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                                 225,064
     EACH                       9         SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                                  None
     WITH                      10         SHARED DISPOSITIVE POWER

                                            225,064

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          225,064
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                          o

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 9.2%

14      TYPE OF REPORTING PERSON (See Instructions)
           IN

   CUSIP No. 550687 30 5    13D   Page  3  of  9  Pages
             -----------               ---    ---

 1      NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Janice B. Phillips
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Joint filing pursuant to Rule 13d-1(f)(1) (a) o See Item 5 of the attached Schedule 13D (b) o
 3      SEC USE ONLY


 4      SOURCE OF FUNDS (See Instructions)

          See Item 3 of attached Schedule 13D
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                     o
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                                7         SOLE VOTING POWER

   NUMBER OF                                None
    SHARES                      8         SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                                 225,064
     EACH                       9         SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                                  None
     WITH                      10         SHARED DISPOSITIVE POWER

                                            225,064

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          225,064
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                          o

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 9.2%

14      TYPE OF REPORTING PERSON (See Instructions)

          IN

ITEM 1.  SECURITY AND ISSUER:

                  (a)      Title of Security:

                           Luxtec Corporation Common Stock, $0.01 par value per share (the "Common Stock").

                  (b)      Name of Issuer:

                           Luxtec Corporation, a Massachusetts corporation (the "Company").

                  (c)      Address of Issuer's Principal Executive Office:

                           The principal executive office of the Company is located at 326 Clark Street, Worcester, Massachusetts 01606-1214.


ITEM 2.  IDENTITY AND BACKGROUND:

         I.       (a)      Name of Reporting Person:

                           The reporting person is Patrick G. Phillipps (a "Reporting Person").

                  (b)      Business Address of Reporting Person:

                           The business address of Mr. Phillippsis c/o Luxtec Corporation, 326 Clark Street,
                           Worcester, Massachusetts  01606-1214.

                  (c)      Principal Occupation or Employment of Reporting
                           Person:

                           The  principal   occupation  and  employment  of  Mr.
                           Phillipps is as a Director and Vice President of Engineering of the Company.

                  (d)      Criminal Convictions since April 5, 1989:

                           None.

                  (e) Judgments for Violations of Securities Laws since April 5, 1989:

                           None.

                  (f)      Citizenship:

                           Mr. Phillipps is a citizen of the United States of America.

         II.      (a)      Name of Reporting Person:

                           The reporting person is Janice B. Phillipps (a "Reporting Person").

                  (b)      Business Address of Reporting Person:

                           The business address of Mrs. Phillipps is c/o Electronic Press, Kendall Square, Cambridge, MA 02139.

                  (c)      Principal Occupation or Employment of Reporting
                           Person:

                           The principal occupation and employment of Mrs. Phillipps is as Technical Manager of Electronic Press.

                  (d)      Criminal Convictions since April 5, 1989:

                           None.

                  (e) Judgments for Violations of Securities Laws since April 5, 1989:

                           None.

                  (f)      Citizenship:

                           Mrs. Phillipps is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

                  The 225,064 shares of the Common Stock beneficially owned, directly or indirectly, by the Reporting Persons were acquired by the Reporting Persons pursuant to a statutory merger (the "Merger"), whereby CardioDyne, Inc., a Delaware corporation ("CardioDyne"), was merged with and into Luxtec CD Acquisition Co., Inc., a Massachusetts corporation and the Company's wholly-owned subsidiary ("Acquirer"). Acquirer, which was the surviving corporation, changed its name to CardioDyne, Inc. upon the effectiveness of the Merger. In the Merger, all of the issued and outstanding shares of common stock of CardioDyne were exchanged for 1,000,000 shares of Common Stock and certain additional consideration. The Merger was consummated pursuant to an Agreement of Merger and Plan of Reorganization dated as of June 28, 1995, by and among the Company, CardioDyne, Acquirer and Paul Epstein and Patrick G. Phillips as Representatives of the former CardioDyne stockholders (the "Merger Agreement"). As stockholders of CardioDyne, the Reporting Persons received the 225,064 shares of Common Stock in exchange for 966,665 shares of common stock, $0.01 par value per share, of CardioDyne, beneficially owned, directly or indirectly, by the Reporting Persons.

                                                           Page 6 OF 9
ITEM 4.  PURPOSE OF TRANSACTION:

                  All of the shares of Common Stock covered by this Schedule 13D were purchased for investment purposes. Pursuant to the Merger Agreement, the former stockholders of CardioDyne (including the Reporting Persons) are entitled to an earn-out payment equal to five percent (5%) of the net revenue, if any, attributable to sales of a certain non-invasive, continuous blood pressure monitor, which has yet to, and may never, be developed. Each former stockholder of CardioDyne (including the Reporting Persons) will receive their pro rata portion of such earn-out payment, if any, fifty percent (50%) in cash and fifty percent (50%) in shares of Common Stock. Additionally, pursuant to the Merger, the Board of Directors of the Company was increased from five (5) to seven (7) persons, and Mr. Phillipps, formerly a Director and the President of
                  CardioDyne, became a Director and Vice President of Engineering of the Company. Other than the Merger and the foregoing events in connection therewith, the Reporting Persons do not have any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

                  (a) The Reporting Persons beneficially own, directly or indirectly, 225,064 shares of the Common Stock, comprising approximately 9.2% of the aggregate number of shares of Common Stock outstanding as of October 23, 1995 as reported by the Company, as follows:

                                                   Number           Ownership
                           Stockholder            Of Shares         Percentage

                           Patrick G. Phillipps     118,159             4.8%
                           Janice Phillipps         106,905             4.4%
                                                   ---------           ------
                                                     225,064             9.2%


                           Mr. Phillipps disclaims beneficial ownership as to all of the 106,905 shares of Common Stock held of
                           record  by  his  wife,  Janice  Phillipps.   Mrs.
                           Phillipps disclaims beneficial ownership as to all of the 118,159 shares of Common Stock held of record by her husband, Patrick G. Phillipps.

                  (b) The Reporting Persons may be deemed to have shared investment and voting power with respect to all of the shares of Common Stock beneficially owned, directly and indirectly, by them.

                  (c) None, other than the Merger described in Item 3 above.

(d) Except as described above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

                  (e)      Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                  WITH RESPECT TO SECURITIES OF THE ISSUER :

                  Pursuant to the Merger Agreement, fifteen percent (15%) of the 225,064 shares of Common Stock (33,760 shares) directly or indirectly acquired by the Reporting Persons in the Merger, are currently being, and until October 23, 1996 will be, held in escrow as security for any breaches of the representations and warranties made by CardioDyne in the Merger Agreement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

                  7.1      Agreement  relating  to the joint  filing of this
                  Schedule  13D,  as  required  by Rule 13d-1(f).

                  7.2. Agreement of Merger and Plan of Reorganization dated as of June 28, 1995, by and among the Company, the Acquirer, CardioDyne and Paul Epstein and Patrick G. Phillipps as Representatives of the former CardioDyne stockholders, filed with the Commission on June 30, 1995 as Exhibit 2 to a Current Report on Form 8-K of the Company and incorporated herein by this reference.

                                    SIGNATURE


           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                                  November 16, 1995
                                                       (Date)

                                               /s/ Patrick G. Phillipps
                                                      (Signature)

                                               Vice President of Engineering
                                                      (Name/Title)


                                                 /s/ Janice Phillipps
                                                       (Signature)

                                                           Page 9 of 9
                                                          EXHIBIT 7.1



         The undersigned agree that a statement on Schedule 13D to be filed with the Securities and Exchange Commission on November 17, 1995, will be filed on behalf of each of them.



                                            /s/ Patrick G. Phillipps
                                            Patrick G. Phillips


                                            /s/ Janice Phillips
                                            Janice Phillipps